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                                                                  CONFORMED COPY
                                                                  --------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2007



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X      Form 40-F
               -----


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes                No   X
         -----             -----


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-            )
                                                  -----------

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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to CSRC approval of the A Share Issue and commencement of price consultation for the A Share Issue.



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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. This announcement does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase any securities.


                        [PETROCHINA COMPANY LIMITED LOGO]
                           PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (STOCK CODE: 857)

                       CSRC APPROVAL OF THE A SHARE ISSUE
                                       AND
                       COMMENCEMENT OF PRICE CONSULTATION
                              FOR THE A SHARE ISSUE

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SUMMARY

The Company has on 19 October 2007 obtained the CSRC's Approval on the application of the Company to proceed with the A Share Issue. The A Share Issue will comprise the issue of not more than 4 billion A Shares.

Pursuant to the requirements of the applicable PRC laws and regulations, the Company and the joint sponsors (lead underwriters) of the A Share Issue will conduct preliminary market consultation with price consultation parties from 22 October 2007 to 24 October 2007 (both days inclusive) in the PRC in order to determine the offer price range.

The updated draft A Share Prospectus and its summary have been published on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange as of the date of this announcement. The summary of the updated draft A Share Prospectus will be published in several PRC newspapers and the Company's website on the following day.

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Reference is made to the Company's announcements dated 19 June 2007 and 20
September 2007 and the circular to the Shareholders dated 25 June 2007 in respect of the A Share Issue. Unless otherwise indicated, capitalised terms used in this announcement shall have the same meaning as those defined in the said circular and announcements.

The Company has on 19 October 2007 obtained the CSRC's approval on the application of the Company to proceed with the A Share Issue. The A Share Issue will comprise the issue of not more than 4 billion A Shares in the PRC.



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Pursuant to the requirements of the applicable PRC laws and regulations, the
Company and the joint sponsors (lead underwriters) of the A Share Issue will conduct preliminary market consultation with price consultation parties from 22 October 2007 to 24 October 2007 (both days inclusive) in the PRC in order to determine the offer price range. The Company and the joint sponsors (lead underwriters) will, after conducting the book-build price consultation with the placing parties, determine the exact number of A Shares to be issued and the offer price within the offer price range. The Company will issue an announcement once the offer size and the offer price for the A Share Issue have been determined.


The updated draft A Share Prospectus and its summary have been published on the websites of the Shanghai Stock Exchange (http://www.sse.com.cn) and the Hong Kong Stock Exchange as of the date of this announcement. The summary of the updated draft A Share Prospectus will be published in several PRC newspapers including the China Securities Journal, Shanghai Securities News, Securities Times and Securities Daily and the Company's website on the following day.


                                                   By Order of the Board
                                                PETROCHINA COMPANY LIMITED
                                                         LI HUAIQI
                                                  Secretary to the Board


Beijing, the PRC
21 October 2007


As at the date of this announcement, the Board comprises Mr. Jiang Jiemin as the Chairman; Mr. Duan Wende as the executive Director; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive Directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive Directors.



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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                PetroChina Company Limited



Dated: October 22, 2007                         By:    /s/ Li Huaiqi
                                                       ------------------
                                                Name:  Li Huaiqi
                                                Title: Company Secretary